Custodial and Voting Agreement

This Custodial and Voting Agreement (this "Agreement") is entered into as of the date of electronic consent by the parties on the NetCapital Funding Portal Inc. (the "Portal"), by and among Portal, Worldwide Stock Transfer LLC, a New Jersey limited liability company ("Custodian"), and the undersigned investor ("Investor"). Portal is signing this Agreement on behalf of the Investor pursuant to a power of attorney granted by Investor to Portal, but Investor is fully bound by this Agreement as if Investor had signed the Agreement.

Custodian has agreed to open and maintain the Account (as defined below) for Investor and to provide other services to Investor in connection with the Account. This Agreement sets out the terms under which Custodian will provide those services to Investor and the arrangements that will apply in connection with those services.

In consideration of the mutual promises herein made and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

1. Interpretation

1.1 Definitions

In this Agreement:

- "Account" means the account constituted by Investor's purchase of beneficial interests in the Shares that were offered for sale by the Issuer on the Portal.
- "Account Balance" means, in relation to the Account, the number of Shares beneficially owned by Investor, including all of Investor's rights to and interest in the balance from time to time on that Account.
- "Business Day" means a weekday that is not a federal holiday.
- "Fees" means the fees and charges referred to in clause 5.1 of this Agreement.
- "Issuer" means each issuer of the Shares.
- "Shares" means the beneficial interests in the uncertificated shares of common stock or preferred stock or the units of convertible debt, limited liability company membership interests or limited partnership interests that were beneficially purchased by Investor on the Portal.
- "Transfer Agent" means Worldwide Stock Transfer LLC, or a successor transfer agent.
- "Withdrawal Date" means the Business Day on which Investor wishes to withdraw Investor's Account Balance.

1.2. Headings

The headings in this Agreement do not affect its interpretation.

1.3. Singular and plural

References to the singular include the plural and vice versa.

2. Account

2.1. Opening Account

Custodian shall open and maintain the Account for the beneficial interests in the Shares beneficially held by Investor.

2.2. Deposits and withdrawals

The balance of Investor's Account shall reflect the Shares beneficially held by Investor. A deposit is made into Investor's Account when the escrow agent sends money to the Issuer or a seller of Shares, as the case may be, and Custodian receives a record from the Transfer Agent of the number of Shares that Investor beneficially holds. A withdrawal occurs when Custodian receives notice from the Transfer Agent that the Shares have been beneficially sold or transferred.

2.3. Reports

Reports relating to deposits into and withdrawals from the Account and the Account Balance will be available to Investor daily by means of a section on the Portal to which Investor may login (the "Website").

3. Custody Services

3.1. Appointment

Investor hereby appoints Custodian to act as custodian of the Shares in accordance with this Agreement and applicable law.

3.2. Ownership of Securities

Custodian will be the sole holder of legal title to the Shares while Investor will hold beneficial ownership of the Shares. The Custodian will be the sole record holder of the Shares on the books and records of the Issuer. The sole dispositive record of Investor's beneficial ownership of the Shares will be in the books and records of the Transfer Agent.

3.3. Voting of Securities

Prior to the Withdrawal Date, at every meeting of the equity or interest holders of the Issuer called with respect to any matter, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the equity or interest holders of the Issuer, Investor agrees that Custodian shall vote Investor's Shares, in the event Investor's Shares contain voting rights.

3.4. Insurance

Custodian undertakes that Custodian may maintain insurance in support of Custodian's custodial obligations under this Agreement including covering any loss of the Shares. In the event that Custodian elects to reduce, cancel or not to renew such insurance, Custodian may give Investor prior written notice as follows: in the case of a reduction, Custodian may endeavor to provide such notice at least 30 days prior to the effective date of the reduction; and in the event of a cancellation or expiration of the insurance without renewal Custodian may provide such notice at least 30 days prior to the last day of insurance coverage. Investor acknowledges that any such insurance is held for Custodian's benefit and not for the benefit of Investor, and that Investor may not submit any claim under the terms of such insurance.

3.5. Notice of Changes

Custodian may notify Investor promptly in writing of the following: (i) Custodian receives notice of any claim against the Account other than a claim for payment of safe custody or administration permitted by this Agreement; (ii) Custodian otherwise fails to comply with any of the provisions of this Agreement; or (iii) any of Custodian's representations and warranties in clause 4 shall cease to be true and correct.

4. Representations and Warranties

4.1. Investor's representations

Investor represents and warrants to us that:

1. Investor is the beneficial owner of the Shares;
2. Investor has all necessary authority, powers, consents, licenses and authorizations and has taken all necessary action to enable Investor lawfully to enter into and perform Investor's duties and obligations under this Agreement; and
3. this Agreement and the obligations created under it are binding upon Investor and enforceable against Investor in accordance with its terms (subject to applicable principles of equity) and do not and will not violate the terms of the rules or any order, charge or agreement by which Investor is bound.

4.2. Custodian's representations

Custodian represents and warrants to Investor that:

1. this Agreement has been duly authorized, executed and delivered on Custodian's behalf and constitutes Custodian's legal, valid and binding obligation; and
2. the execution, delivery and performance of this Agreement by Custodian does not and will not violate any applicable law or regulation and does not require the consent of any governmental or other regulatory body except for such consents and approvals as have been obtained.

5. Fees and Expenses

5.1. Fees

Custodian's fees will be paid in accordance with the fee agreement that has been executed by the Portal. There are no fees payable by the Investor.

6. Scope of Responsibility

6.1. Exclusion of liability

Custodian may use reasonable care in the performance of its duties under this Agreement and will only be responsible for any loss or damage suffered by Investor as a direct result of any gross negligence, fraud or willful misconduct on Custodian's part in the performance of Custodian's duties, and in which case Custodian's liability will not exceed the aggregate market value of the Shares at the time of such gross negligence, fraud or willful misconduct.

6.2. Force majeure

Neither Custodian, nor any of Custodian's directors, employees, agents or affiliates shall incur any liability to Investor if, by reason of any provision of any present or future law or regulation of any governmental or regulatory authority or stock exchange, or by reason of any act of God or war or terrorism or other circumstances beyond Custodian's control, Custodian is prevented or forbidden from, or would be subject to any civil or criminal penalty on account of, or are delayed in, doing or performing any act or thing which by the terms of this Agreement it is provided shall be done or performed and accordingly Custodian does not do that thing or does that thing at a later time than would otherwise be required.

6.3. Exculpation in respect of offer document

Custodian and its officers, directors, employees, agents and sub-custodians shall not be responsible or liable in any manner for any recitals, statements, representations or warranties made by any person other than Custodian.

7. Termination

7.1. Method

Custodian may terminate this Agreement by giving not less than 60 Business Days written notice to Investor and Portal, provided that Custodian may terminate this Agreement immediately on written notice in the event that any of the statements set out in clause 4.1(a)-(c) become untrue. Clauses 6, 7.2 and 9 shall survive termination of this Agreement.

7.2. Existing rights

Termination shall not affect rights and obligations then outstanding under this Agreement, which shall continue to be governed by this Agreement until all obligations have been fully performed.

7.3. Website

Effective upon the Termination Date, the use of the Website will automatically be terminated and no further access to the Website will be permitted.

8. Notices and Record-Keeping

8.1. Form

A notice or other communication under or in connection with this Agreement may be given using the contact information Investor provided to the Portal.

8.2. Method of transmission

Any notice or other communication required to be in writing may be delivered by email.

9. General

9.1. No advice

Custodian's duties and obligations under this Agreement do not include providing Investor with investment advice. In asking Custodian to open and maintain the Account, Investor does so in reliance upon Investor's own judgment and Custodian shall not owe to Investor any duty to exercise any judgment on Investor's behalf as to the merits or suitability of any deposits into, or withdrawals from, an Account.

9.2. Assignment

This Agreement is for the benefit of and binding upon the parties and their respective heirs, successors and assigns. Investor may not assign, transfer or encumber, or purport to assign, transfer or encumber, Investor's right, title or interest in relation to any Account or any right or obligation under this Agreement or any part of any of the foregoing unless Custodian otherwise agrees in writing.

9.3. Amendments

amendment to this Agreement must be agreed in writing and be signed by all parties. Unless otherwise agreed, an amendment will not affect any legal rights or obligations that may already have arisen.

9.4. Partial invalidity

If any of the clauses (or part of a clause) of this Agreement becomes invalid or unenforceable in any way, the validity of the remaining clauses (or part of a clause) will not in any way be affected or impaired.

9.5. Entire agreement

This document represents the entire agreement, and supersedes any previous agreements among the parties relating to the subject matter of this Agreement.

9.6. Joint and several liability

Investor's responsibilities under this Agreement are joint and several if applicable.

9.7. Counterparts

This Agreement may be executed in any number of counterparts each of which when executed and delivered is an original, but all the counterparts together constitute the same agreement.

9.8. Governing Law and Jurisdiction

This Agreement is governed by the laws of the State of Delaware without regard to its conflicts of laws principles.

THESE SECURITIES HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY SECURITIES OR BLUE SKY LAWS OF ANY STATE (THE "BLUE SKY LAWS"), IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION AND QUALIFICATION UNDER THE SECURITIES ACT AND BLUE SKY LAWS. ACCORDINGLY, THESE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION AND QUALIFICATION OF THESE SECURITIES UNDER THE SECURITIES ACT OR APPLICABLE BLUE SKY LAWS OR EVIDENCE SATISFACTORY TO THE ISSUER THAT SUCH REGISTRATION AND QUALIFICATION ARE NOT REQUIRED UNDER THE SECURITIES ACT AND BLUE SKY LAWS.

THB HOLDCO, LLC

SPECIAL DISTRIBUTION RIGHT

Right No. [●] Date of Original Issuance: July [●], 2019

THB Holdco, LLC, a Delaware limited liability company (the "Company"), hereby certifies that, for value received, and subject to the terms and conditions hereof, [●] or its registered assigns is entitled to the contingent right to the distribution from the Company's assets of an amount of cash equal to the Distribution Amount (as defined below) upon the occurrence of a Vesting Event (as defined below), if any, subject to the following terms and conditions:

1. Definitions.

(a) The following terms, whenever used herein, shall have the following meanings:

"Acquisition" means, with respect to any Entity, that (a) such Entity is a party to a merger, reorganization or consolidation in which such Entity either is not the surviving entity or, if surviving, becomes a subsidiary of another Entity, but excluding any such transaction conducted primarily for the purpose of forming a holding company, converting to a different from of Entity, or changing such Entity's domicile; (b) any transaction that results in the acquisition of all or substantially all of such Entity's outstanding equity by a Person or a group of Persons acting in concert, or (c) the sale or transfer of all or substantially all of such Entity's assets.

"Acquisition Date" means the date of the closing of a *bona fide* Acquisition of the Company.

"Adjusted Cash" means (1) cash and cash equivalents, *less* (2) the aggregate contributed capital of the Company in the form of cash, *less* (3) in the event of the Acquisition from time to time of any Entity by the Company, the aggregate cash and cash equivalents, if any, on the balance sheet of such Entity at the closing of such Acquisition.

For avoidance of doubt, Adjusted Cash shall not include the balance of any outstanding indebtedness.

"Entity" means a corporation, partnership, limited liability company, joint stock company, trust, joint venture, unincorporated organization, association or other entity, including any governmental entity.

"Necessary Holders" means, at any time of determination, one or more holders of Rights who collectively hold Rights with aggregate Target Distribution Amounts of two-thirds or more of the aggregate Target Distribution Amounts of all then outstanding Rights.

"Person" means an individual or an Entity.

"Regulation D Offering" means that certain private placement offering of limited liability company interests of the Company conducted by Livingston Securities, LLC under Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), that commenced in July 2019.

"Rights" means, collectively, all of the Special Distribution Rights issued in connection with the Regulation D Offering, including this Right.

"Target Distribution Amount" means $[●][1].

"Vesting Event" means the earlier to occur of (a) an Acquisition Date, and (b) the last day of the first fiscal quarter of the Company ending after the date two calendar years after the closing of the Regulation D Offering (or, if there are multiple such closings, the first such closing) in which the Adjusted Cash, as reflected on the Company's balance sheet as of such day, equals or exceeds $[●][2].

(b)   In addition to the terms defined elsewhere in this Special Distribution Right (this "Right"), capitalized terms that are not otherwise defined herein shall have the respective meanings ascribed thereto in that certain Limited Liability Company Agreement of the Company, dated as of May 24, 2018, by and among the signatory members thereto (the "Operating Agreement").

2.   Rights Registrar. The Company shall register this Right, upon records to be maintained by the Company for that purpose (such records, the "Rights Register"), in the name of the record holder hereof from time to time (such record holder, the "Holder"). The Company may deem and treat the registered Holder of this Right as the absolute owner hereof for any distribution in respect hereof, and for all other purposes, absent actual notice to the contrary.

3.   Transfers. Subject to the Holder's appropriate compliance with the restrictive legend on this Right and the proposed transferee making the representations and warranties set

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[1]   Note to Form: amount of cash to equal: 115% of the investment amount in the Regulation D tranche of the offering if such amount is at least $50,000 but less than $99,999; 125% if such amount is at least $100,000 but less than $249,000; 135% if such amount is at least $250,000 but less than $499,999; and 150% if such amount is at least $500,000.

[2]   Note to Form: Insert ten times the total amount raised in the Regulation D tranche of the offering.

forth in Section 10, the Company shall register the transfer of this Right, in whole but not in part, in the Rights Register, upon surrender of this Right, with the Form of Assignment attached hereto duly completed and signed, to the Company at its address for notices. Upon any such registration of transfer, the Company shall issue a new Right, in substantially the form of this Right, to the transferee and cancel and dispose of this Right. The acceptance of the new Right by such transferee shall be deemed the acceptance by such transferee of all of the rights and obligations of a holder of a Right and such transferee shall be the Holder of the Transferred Right.

4.   Duration of Rights. This Right shall terminate upon the earlier to occur of (a) ten years after the Date of Original Issuance specified above, and (b) a Vesting Event; provided that the Company's obligation to distribute the Distribution Amount in respect of such Vesting Event, subject to the terms and conditions hereof, shall survive the termination hereof.

5.   Vesting Event. Upon the occurrence of a Vesting Event, the Holder shall become entitled to the distribution from the Company of an amount in cash (the "Distribution Amount") equal to:

(a)   in the event such Vesting Event occurs on an Acquisition Date, the product of (x) the Target Distribution Amount *multiplied by* (y) the lesser of (A) a fraction, the numerator of which equals the Adjusted Cash, as reflected on the Company's balance sheet as of the end of the last fiscal quarter ended prior to such Acquisition Date, and the denominator of which equals the Target Distribution Amount, and (B) one (1.0); and

(b)   otherwise, the Target Distribution Amount.

6.   Subordination; Delay of Payment. The right to the distribution of cash, if any, hereunder shall (a) be subject to Section 18-607 of the Delaware Act; provided that if the Company is a party to a lawsuit, arbitration, investigation or other proceeding, the Board of Managers (or successor governing body) of the Company may in good faith determine the Company's potential liability in such proceeding, whether or not an adverse outcome is probable or such liability can be reasonably estimated, and include such amount as a liability, (b) be subordinated to the rights of all creditors of the Company, secured or unsecured, and any class of equity of the Company to the extent it ranks senior in right of distributions to the Class A Unpaid Preference to which holders of Class A Units of the Company may be entitled (or, if there shall be no Class A Unpaid Preference, to the Class A Units, or if there shall be no Class A Units, any securities into or for which Class A Units shall have been converted, substituted, reclassified, or exchanged), and (c) rank *pari passu* with the right of holders of Class A Units of the Company to distribution of the Class A Unpaid Preference (subject to the parenthetical next preceding).

7.   Charges, Taxes and Expenses. The Company shall not be required to pay any tax which may be payable in respect of any registration of this Right in a name other than that the Holder. The Holder shall be responsible for all tax liability (whether federal, state, local or otherwise) that may arise as a result of holding or transferring this Right or receiving any distribution hereunder.

8.   Replacement of Right. If this Right is mutilated, lost, stolen or destroyed, the Company shall issue or cause to be issued in exchange and substitution for and upon cancellation

hereof, or in lieu of and substitution for this Right, a replacement Right, but only upon receipt of evidence reasonably satisfactory to the Company of such loss, theft or destruction and customary and reasonable indemnity (which may include a surety bond), if requested. Applicants for a replacement Right under such circumstances shall also comply with such other reasonable regulations and procedures and pay such other reasonable third-party costs as the Company may prescribe. If a replacement Right is requested as a result of a mutilation of this Right, then the Holder shall deliver such mutilated Right to the Company as a condition precedent to the Company's obligation to issue the replacement Right.

9.   No Rights as Member. This Right does not entitle the Holder to any rights (whether voting, economic, informational or otherwise), remedies, powers, privileges or benefits under the Operating Agreement or as a member of the Company, or to be admitted as a member or to continued membership in the Company.

10.   Representations and Warranties of Holder. By accepting this Right (whether at original issuance or upon transfer), the Holder represents and warrants to the Company as follows:

(a)   The Holder is acquiring this Right, and any other securities of the Company acquired together with this Right (collectively, the "Securities"), for the Holder's own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act or any applicable state securities or "blue sky" laws, and will not dispose of this Right or any other Securities in contravention of the Securities Act or any applicable state securities or "blue sky" laws.

(b)   The Holder is an "accredited investor" (as such term is defined in Regulation D promulgated under the Securities Act) and has such knowledge and experience in financial, tax and business matters as to enable the Holder to evaluate the merits and risks of the Holder's investment in this Right and any other Securities and to make an informed investment decision with respect thereto.

(c)   The Holder has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of this Right and any other Securities.

(d)   The Holder is able to bear the economic risk of its investment in this Right and any other Securities for an indefinite period of time because neither this Right nor any other Securities have been registered under the Securities Act or registered or qualified under applicable state securities or "blue sky" laws and, therefore, cannot be sold unless subsequently registered under the Securities Act or registered or qualified under applicable state securities or "blue sky" laws or an exemption from such registration or qualification is available.

11.   Notices. All notices, consents, waivers and other communications required or permitted by this Right shall be in writing and shall be (a) delivered to the appropriate address by hand, by nationally recognized overnight service or by courier service (costs prepaid) (which shall be deemed duly given upon delivery), (b) sent by facsimile, email or other agreed method of electronic transmission (which shall be deemed duly given upon acknowledgement of receipt, excluding any automated reply), or (c) sent by registered or certified mail, return receipt requested (which shall be deemed duly given five (5) business days after being deposited in the mail, postage

prepaid); in each case to the following addresses, facsimile numbers or email addresses and marked to the attention of the individual (by name or title) designated below (or to such other address, facsimile number, email address or other electronic transmission address or individual as the Company or Holder may designate by notice to the other):

        (a)   if to the Company, to

            THB Holdco, LLC
            2214 Ripley Avenue
            Redondo Beach, CA 90278
            Attn: Chief Financial Officer
            Email: stev@thehumanbaton.com

        (b)   if to the Holder, to the address, facsimile number or email address appearing on the Rights Register,

12. <u>Rights Agent</u>. The Company shall serve as rights agent under this Right. Upon 30 days' notice to the Holder, the Company may appoint a new rights agent. Any Entity into which the rights agent may be merged or any Entity resulting from any consolidation to which the rights agent shall be a party or any Entity to which the rights agent transfers substantially all of its corporate trust or shareholders services business shall be a successor rights agent under this Right without any further act. Any such successor rights agent shall promptly cause notice of its succession as rights agent to be mailed (by first class mail, postage prepaid) to the Holder.

13. <u>Miscellaneous</u>.

        (a)   <u>Successors and Assigns</u>. This Right shall be binding on and inure to the benefit of the Company and Holder and their respective successors and permitted assigns.

        (b)   <u>No Third Party Beneficiaries</u>. Nothing in this Right shall be construed to give to any Person other than the Company and the Holder any legal or equitable right, remedy or cause of action under this Right.

        (c)   <u>Amendments; Waiver</u>. This Right may be amended only in writing signed by the Company and the Necessary Holders (as defined below), and any amendment so effected shall amend all of the Rights and be binding upon each holder of Rights; <u>provided</u>, <u>however</u>, that any such amendment that adversely affects any holder or class of holders of Rights in a manner that does not apply uniformly to all holders of Rights, as applicable, shall require the written consent of such adversely affected holders or class. Any provision of this Right may be waived in writing by the Person against whom enforcement of any such waiver is sought. No waiver of any default with respect to any provision, condition or requirement of this Right shall be deemed to be a continuing waiver in the future or a waiver of any subsequent default or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either party to exercise any right hereunder in any manner impair the exercise of any such right.

        (d)   <u>Governing Law</u>. In all respects, including matters of construction, validity and performance, this Right shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware applicable to contracts made and performed in that state (without regard to the choice of law or conflicts of law provisions thereof that would require the application of the law of any other jurisdiction).

(e)   Arbitration.   All claims, controversies or disputes arising under or in connection with this Right, whether sounding in contract or tort, including arbitrability and any claim that this Right was induced by fraud, will be resolved by binding arbitration in Los Angeles, California in accordance with Section 14.9 of the Operating Agreement (subject to Section 14.9(d) thereof), which is incorporated herein by reference.

(f)   Jurisdiction. The Company and Holder consent and submit to the exclusive personal jurisdiction and venue of the state and federal courts located in Los Angeles, California to confirm any arbitration award granted pursuant to this Right and with respect to any claim, controversy or dispute not subject to arbitration hereunder. This Section 13(f) shall not prevent the Company or Holder from enforcing the award of the arbitrator in the court of any other jurisdiction, to the extent permitted by law (for example, if property that is the subject of the award is located in another jurisdiction).

(g)   Severability. In case any one or more of the provisions of this Right shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Right shall not in any way be affected or impaired thereby and the Company and Necessary Holders will attempt in good faith to agree upon a valid and enforceable provision which shall be a commercially reasonable substitute therefor, and upon so agreeing, shall incorporate such substitute provision in the Rights.

(h)   Prevailing Party; Attorney's Fees. If the Company or Holder commences any action against the other with respect to the enforcement, construction or interpretation of this Right, then the prevailing party in such action shall be entitled to an award of its costs of litigation, including reasonable attorney's fees, in addition to any other relief to which such party may be entitled. For purposes of this Section 13(h), the prevailing party shall be the party who is the net winner of the major issues in the dispute, taking into account the claims pursued, the claims on which the pursuing party was successful, the amount of money sought, the amount of money awarded, and offsets or counterclaims pursued (successfully or unsuccessfully) by the other party; provided that if a written settlement offer is rejected and the judgment or award finally obtained is equal to or more favorable to the offeror than an offer made in writing to settle, the offeror is deemed to be the prevailing party from the date of the offer forward.

(i)   Entire Agreement.   This Right embodies the entire agreement and understanding between the Company and Holder, and supersedes all prior agreements and understandings relating to, the subject matter of this Right.

(j)   Interpretation.   For purposes of this Right, unless the context clearly requires otherwise, (a) the term "electronic transmission" means electronic mail and any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, (b) the words "include," "includes," and "including" shall be deemed to be followed by the words "without limitation"; (c) the word "or" is not exclusive; (d) the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this Right as a whole; (e) references to Sections refer to the Sections of this Right; (f) references to amounts of money expressed in dollars are references to the lawful currency of the United States; (g) the singular number includes the plural number and vice versa and reference to any gender includes each other gender; (h) a "writing" shall include an electronic transmission, and (i) accounting terms shall be interpreted, and all accounting determinations hereunder shall be made, in accordance with U.S. generally accepted accounting principles, consistently applied. All references to days in this Right are specifically to calendar days unless otherwise stated. The headings in this Right are for reference only and shall not affect the interpretation or construction of this Right.

[the signature page follows]

IN WITNESS WHEREOF, the Company has caused this Special Distribution Right to be duly executed by its authorized officer as of the date first indicated above.

THB HOLDCO, LLC

By: _____
    Name:
    Title:

FORM OF ASSIGNMENT[3]

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto
_____ the contingent right represented by the within Special
Distribution Right and appoints _____ as its lawful attorney-in-fact to transfer said
right on the books of the Company with full power of substitution in the premises.

Date: _____ ____, 2_____

Full Name of Holder:[4]   _____

Signature of Holder or Authorized Representative: _____

Name/Title of Authorized Representative:[5]   _____

Additional Signature of Holder (if jointly held):   _____

Address of Holder: _____

                                                          _____

                                                          _____

Full Name of Transferee: _____

Address of Transferee: _____

                                                          _____

                                                          _____

In the presence of:

Full Name of Witness: _____

Signature of Witness: _____

Address of Witness: _____

                                                          _____

                                                          _____

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[3]   Note to Form: To be completed and signed only upon transfer of this Right.
[4]   Note to Form: Must conform in all respects to name of holder as specified on the face of the Special
       Distribution Right.
[5]   Note to Form: If applicable.